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October 29, 2014

thomas.majewski@shearman.com
(212) 848-7182

Edward P. Bartz
Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

Miller/Howard High Income Equity Fund (the “Fund”)
File Nos. 333-173849 and 811-22553

Dear Mr. Bartz:

Thank you for your comments which you conveyed to us by telephone on October 17, 2014 regarding the registration statement on Form N-2 of the Fund filed with the Securities and Exchange Commission (“SEC”) on October 7, 2014.  Below, please find our responses to the staff’s comments.

For your convenience, your comments are numbered and presented below and each comment is followed by the Fund’s response.  To the extent that a comment affected similar disclosure elsewhere in the registration statement, the Fund has revised the other disclosure accordingly.  The section and page references that we refer to in the Fund’s responses are references to the version of Amendment No. 4 to the registration statement filed with the SEC on October 7, 2014 (“Pre-Effective Amendment No. 4”).

Unless otherwise defined in this letter, capitalized terms have the meanings given in Pre-Effective Amendment No. 4.

I.                                        Prospectus—Cover Section

1.              COMMENT:  AUTOMATIC CONVERSION.    PLEASE EXPLAIN TO THE STAFF HOW THE FUND’S AUTOMATIC CONVERSION FEATURE IS CONSISTENT WITH THE STAFF’S POSITION SET FORTH IN DESSAUER GLOBAL EQUITY FUND (PUB. AVAIL. APRIL 3, 1997).

ABU DHABI  |  BEIJING  |  BRUSSELS  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MILAN  |  NEW YORK  |  PALO ALTO
PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

RESPONSE:  As discussed with you by telephone on October 24, 2014, the Fund has removed the automatic conversion feature.

2.              COMMENT:   FOOTNOTE 2.  PROVIDE ESTIMATED DOLLAR VALUE OF “ALL ORGANIZATIONAL EXPENSES” AND ALSO PROVIDE ESTIMATED DOLLAR VALUE OF THE FUND’S OFFERING COSTS THAT EXCEED $0.04 PER SHARE.

RESPONSE:

These amounts will be provided by amendment to the Fund’s registration statement.

II.                                   Prospectus — Summary of Terms

3.              COMMENT: PAGE 2 — INVESTMENT POLICIES.  DESCRIBE HOW DERIVATIVES WILL BE VALUED FOR PURPOSES OF THE FUND’S 80% TEST.

RESPONSE:  Disclosure in Pre-effective Amendment No. 6 has been added to clarify that derivatives are valued at market value for purposes of the Fund’s 80% test.

4.              COMMENT: PAGE 3 — AUTOMATIC CONVERSION — LAST SENTENCE.  PLEASE MODIFY SO THAT A SHAREHOLDER VOTE WOULD BE REQUIRED.

RESPONSE:  We refer you to the response to comment 1.

5.              COMMENT: PAGE 7 — DIVIDEND-PAYING STOCK RISK PARAGRAPH — REVISE LAST SENTENCE OR DELETE IT, TO MAKE IT CLEAR THAT THE FUND IS A NON-DIVERSIFIED FUND.

RESPONSE:  The Fund has made the requested change by deleting such disclosure.

6.              COMMENT:  DISTRIBUTIONS AND DIVIDENDS — ADD THE DISCLOSURE FROM THE SAI THAT THE FUND MAY PAY A RETURN OF CAPITAL WHICH IS A PORTION OF THE INVESTOR’S ORIGINAL INVESTMENT AND MENTION THE TAX CONSEQUENCES OF THIS.  ALSO, DISCLOSE WHETHER THE INITIAL MONTHLY DIVIDEND WILL RESULT IN A RETURN OF CAPITAL.

RESPONSE:  The Fund has made the requested change by adding the requested disclosure regarding return of capital.  With regard to the initial monthly dividend referenced in this paragraph, the Fund does not expect the initial monthly dividend to result in a return of capital.

III.                              Prospectus — Summary of Terms — Summary of Risk Factors and Special Considerations

7.              COMMENT:  PAGE 30 — DIVIDEND-PAYING STOCK RISK.  MODIFY OR DELETE LAST SENTENCE TO MAKE CLEAR THE FUND IS A NON-DIVERSIFIED FUND.

RESPONSE:  The Fund has made the requested change by deleting such disclosure.

IV.                               Statement of Additional Information — Fundamental Investment Policies

8.              COMMENT:  PAGE 5—PROVIDE TERM OF OFFICE OF DIRECTORS.

RESPONSE:  The Fund has made the requested disclosure.

9.              COMMENT:  PAGE 6 — DISCLOSE WHY THE INTERESTED TRUSTEES ARE CONSIDERED INTERESTED

RESPONSE:  The Fund has made the requested disclosure.

10.       COMMENT:  PAGE 7 — ORGANIZATION OF BOARD SECTION.— DISCLOSE WHETHER THE FUND HAS A LEAD INDEPENDENT DIRECTOR.

RESPONSE:  The Fund has made the requested disclosure.

V.                                    General Comments

11.       COMMENT:  YOU COMMENTED THAT SHEARMAN & STERLING LLP SHOULD ENSURE THAT ITS LEGALITY MEMORANDUM MEETS ALL THE REQUIREMENTS OF SEC STAFF BULLETIN 19, DATED OCTOBER 14, 2011.

RESPONSE:  We will ensure the memorandum satisfies all requirements of the SEC Staff Bulletin 19.

Should you have any questions or concerns, please do not hesitate to contact me at 212-848-7182.

Very truly yours,

/s/ Thomas M. Majewski

Thomas M. Majewski